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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

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                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

(NAME, ADDRESS  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO  RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

  STUART Z. KATZ, ESQ.      HERBERT S. WANDER, ESQ.       LEIGH B. TREVOR, ESQ.
  FRIED, FRANK, HARRIS,      KATTEN MUCHIN & ZAVIS         JONES, DAY, REAVIS
   SHRIVER & JACOBSON   525 WEST MONROE STREET-SUITE 1600        & POGUE
   ONE NEW YORK PLAZA      CHICAGO, ILLINOIS 60661-3693        NORTH POINT
NEW YORK, NEW YORK 10004         (312) 902-5200            901 LAKESIDE AVENUE
     (212) 859-8000                                       CLEVELAND, OHIO 44114
                                                              (216) 586-7247

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  This Amendment No. 7 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6 is hereby amended and supplemented by adding the following:

  The following table lists purchases of Shares by the Company on July 25, 1996, made pursuant to the Repurchase Program. Except as set forth herein or as previously reported in the Schedule 14D-9, the Company has not effected any transactions in the Shares during the past 60 days.


                 NUMBER OF
                  SHARES                                PRICE PER
                 PURCHASED                                SHARE
                 ---------                              ---------
                   7,000                                 28 3/8
                   5,000                                 28 1/4
                   2,500                                 28 1/8
                   5,000                                 28
                  10,500                                 27 7/8
                  ------
                  30,000

2. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is hereby amended and supplemented by adding the following:

(a) Litigation.

  On July 24, 1996, United Dominion and OAC filed their Reply Memorandum in support of their Motion for Leave to File Second Amended and Supplemental Complaint. The Court had indicated in a hearing on July 19, 1996, that the Court would endeavor to rule on that Motion for Leave to File by close of business on July 25, 1996, but to date no ruling has been issued.

  On July 25, 1996, the Company filed a Motion seeking a temporary restraining order to prevent United Dominion and OAC from distributing proxy solicitation materials seeking the designation of agents for the purpose of calling a special meeting of the shareholders. This same issue had been raised in the Company's July 23, 1996, Motion for a Preliminary Injunction, but the Company determined that more expeditious action was warranted in light of United Dominion's and OAC's indications that they intended to begin sending the solicitations of agent designations to the Company's shareholders on July 25, 1996. At a hearing held on July 25, 1996, the Court denied the Company's motion, ruling, inter alia, that the Company would not suffer irreparable injury because it could engage in a competing solicitation.

  The Company has filed proxy materials with the Security and Exchange Commission and intends to commence solicitations of revocation of agent designations promptly.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By:    /s/ Gilbert M. Manchester
                                             -----------------------------------
                                       NAME:  GILBERT M. MANCHESTER
                                       TITLE: VICE PRESIDENT AND GENERAL COUNSEL

Dated: July 25, 1996

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